Mail Stop 6010

November 29, 2007

Timothy P. Coughlin
Vice President and Chief Financial Officer
Neurocrine Biosciences, Inc.
12790 El Camino Real
San Diego, CA 92130

Re: Neurocrine Biosciences, Inc.
Definitive Proxy Statement
Filed April 27, 2007
File No. 000-22705

Dear Mr. Coughlin:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3625.

Sincerely,

Tim Buchmiller
Senior Attorney